Exhibit 99.1

PRESS RELEASE

RELATIONAL SUES SOVEREIGN ON REMOVAL OF DIRECTORS

Demands Sovereign Honor Promised Shareholder Right

Sovereign’s Assertions of Inadvertent Errors and Prior Failure to Disclose Defies Credulity

SAN DIEGO, CA, DECEMBER 27, 2005 — Relational Investors LLC, the largest shareholder of Sovereign Bancorp, Inc. (NYSE: SOV), asked a Federal court to resolve promptly Sovereign’s incredulous disavowal of numerous public statements promising shareholders the right to remove the Company’s directors without cause by a majority vote.  Relational will seek expedited court action and discovery given the profound significance of this issue on Sovereign’s upcoming annual meeting and corporate governance.

On December 22, 2005, Relational announced that, in addition to its proposal to elect two nominees to replace the two Sovereign directors whose terms expire in 2006, it plans to ask Sovereign shareholders to remove all other Sovereign directors at Sovereign’s upcoming annual meeting.  This was based on Sovereign’s articles and bylaws and more than 25 instances where Sovereign made assertions and promises to its shareholders in public SEC filings, signed by senior management and the directors, that “Sovereign directors may be removed from office without cause by the affirmative vote of a majority of outstanding voting shares.”

On December 23, 2005, Sovereign asked a Federal court to declare that Relational does not have the ability to remove all other directors, stating that Sovereign’s statements and SEC filings to the contrary were somehow all a mistake.   In its court filing Sovereign takes the astounding position that this was all a decade-long “error” that was inexplicably never corrected.   Now Sovereign adds in public statements that its board and/or management has known about this “error” for up to nine months but decided not to correct it.

In an answer and counterclaim filed today, Relational asks the court to determine that Sovereign shareholders have the right to remove the directors without cause under Sovereign’s articles, bylaws and Pennsylvania law.   Relational also asks the court to hold that Sovereign is barred from repudiating its previous commitment, in repeated public promises and assertions, that its shareholders have the right to remove directors without cause.   Sovereign made all these statements to persuade investors to purchase, hold and vote Sovereign stock.

Relational’s counterclaim also requests that, in the event Sovereign is allowed to take this right away from its shareholders, the court vacate the results of Sovereign’s 2005 election of directors.  Eliminating the right to remove directors without cause would be a fundamental change in the relationship between these directors and the shareholders who elected them. Because the directors were elected on the basis of material misstatements and omissions, the law requires that the results of that election be rescinded and shareholders be given an opportunity to participate in an election of the Sovereign directors based on accurate information.

Ralph V. Whitworth, Principal of Relational, stated:  “Sovereign is at it again.  It apparently sees no boundaries in its unprecedented disdain for the very shareholders the board is supposed to represent in seeking to deny them any voice in governing the Company.   Management and the

board are seemingly prepared to ignore their own public statements when it suits their interests.   It simply defies credulity to claim that the decade-long string of Sovereign’s SEC disclosures to their shareholders on a matter this important were all made ‘inadvertently and in error.’”

As Relational noted in its court filing, Sovereign has not attempted to deny that it has repeatedly informed its shareholders that they have the right to remove directors without cause.  Moreover, any claim of an honest mistake is undermined by Sovereign’s extraordinary admission that it has known about its purported error since the spring yet failed to do anything about it.

Mr. Whitworth added: “The utter disdain Sovereign has for its shareholders is made clear by its assertion that it has allegedly known about this purported error for up to nine months yet failed to remedy it in at least two filings on Form 10-Q and numerous 8-K and 14A filings.  Sovereign’s attempt, at this late date, to expend substantial resources to advance its claim, is an affront to shareholders and another clear example of why the Sovereign board must be replaced.  They are once again seeking to deny the rights of their shareholders to vote on a matter that affects their basic rights.  Through expedited discovery we hope to quickly find out who has participated in what Sovereign itself has now acknowledged is a deliberate decision not to disclose material information.”

About Relational Investors

Relational Investors LLC is an asset management firm located in San Diego, California managing $6.1 billion.  Additional information about Relational is available on their website at www.rillc.com.

Further Information About Relational’s SEC Filings

On October 20, 2005, Relational, together with a number of affiliated persons and entities that may be deemed “participants” for purposes of the solicitation rules of the Securities and Exchange Commission (“SEC”), filed a preliminary proxy statement on Schedule 14A with the SEC relating to a possible solicitation of proxies from the shareholders of Sovereign Bancorp, Inc. (“Sovereign”) in connection with Relational’s nomination of Ralph Whitworth and David Batchelder for election to Sovereign’s board of directors at Sovereign’s 2006 Annual Meeting of shareholders. On December 13, 2005, Relational filed with the SEC a revised preliminary proxy statement.  Relational will prepare and file with the SEC a definitive proxy statement relating to their nomination of Messrs. Whitworth and Batchelder and may file other proxy solicitation materials.  RELATIONAL ANTICIPATES THAT IT WILL FURTHER REVISE AND FILE THE PRELIMINARY PROXY STATEMENT AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT AS REVISED (AND THE DEFINITIVE PROXY STATEMENT, WHEN IT BECOMES AVAILABLE) BECAUSE IT CONTAINS IMPORTANT INFORMATION REGARDING RELATIONAL’S NOMINATION OF MESSRS. WHITWORTH AND BATCHELDER FOR ELECTION AS DIRECTORS.  The preliminary proxy statement is, and the revised preliminary proxy statement and the definitive proxy statement (when they become available) will be, available for free at www.sec.gov, along with any other relevant documents.  You may also obtain a free copy of the preliminary proxy statement, or the definitive proxy statement (when it becomes available), by contacting Maudie Holland of Relational at (858) 704-3321, or by sending an email to maudie@rillc.com.  Information regarding the names, affiliation, and interests of persons who may be deemed to be participants in our solicitation of proxies of Sovereign’s shareholders is available in the preliminary proxy statement filed with the SEC on October 20, 2005 and the revised preliminary proxy statement filed on December 13, 2005.

# # #

For more information contact:

Sandi Christian

Relational Investors

(858) 704-3335

slc@rillc.com